(the "Corporation")

ANNUAL GENERAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, the following is a report of the matters voted on at the Corporation's Annual General Meeting of Shareholders held on December 22, 2022:

Common Shares represented at the Meeting:	8,965,668
Total issued and outstanding Common Shares as at Record Date:	44,033,421
Total Shareholders Voted by Proxy or in Person:	51
Percentage of issued and outstanding Common Shares represented:	20.36%

(a) **Number of Directors**

The resolution fixing the number of directors of the Corporation at six (6) was passed. The voting results were as follows:

Votes For	% For	Votes Withheld or Against	% Votes Withheld or Against	Not Voted
7,122,595	99.37%	46,066	0.64%	1,797,007

(b) **Election of Directors**

The six (6) nominees proposed as directors were elected to hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed. The shares were voted as follows:

	Votes For	% For	Votes Withheld	% Withheld	Not Voted
William Trainer	6,993,307	97.56%	175,354	2.44%	1,797,007
Joseph Miller	7,049,648	98.35%	119,013	1.65%	1,797,007
Andrew Imanse	7,055,822	98.44%	112,839	1.56%	1,797,007
John LaGourgue	6,976,598	97.33%	192,063	2.67%	1,797,007
Christopher Strong	7,153,093	99.79%	115,568	0.21%	1,797,007
James White	7,064,541	98.56%	104,120	1.44%	1,797,007

(c) **Appointment of Auditor**

The resolution in respect of the re-appointment of PricewaterhousCoopers LLP, Chartered Professional, auditors of the Corporation, and authorizing the directors to fix their remuneration, was passed. The voting results were as follows:

Votes For	% For	Votes Withheld or Against	% Votes Withheld or Against	Not Voted
8,810,715	98.27%	154,953	1.73%	0

(d) **Approval of Omnibus Equity Incentive Plan**

The resolution in respect of the adoption of the Corporation's new Omnibus Equity Incentive Plan which was more particularly described in the Management information circular, was passed. The voting results were as follows:

Votes For	% For	Votes Withheld or Against	% Withheld, Against or Not Voted	Not Voted
5,200,299	95.04%	271,520	4.96%	3,493,849

(e) **Approval of DSU Grants**

The resolution in respect of the ratification of the grant of 72,265 DSUs granted on September 30, 2022, which was more particularly described in the Management information circular, was passed. The voting results were as follows:

Votes For	% For	Votes Withheld or Against	% Withheld or Against	Not Voted
5,251,357	95.97%	220,462	4.03%	3,493,849

VICINITY MOTOR CORP.

(signed) *"William Trainer"*
William Trainer
Chief Executive Officer